Exhibit 99.4
James Hardie Industries SE and Subsidiaries
Condensed Consolidated Financial Statements
as of and for the Period Ended 30 June 2010

James Hardie Industries SE and Subsidiaries

Item 1. Financial Statements
James Hardie Industries SE and Subsidiaries
Consolidated Balance Sheets
(Unaudited)

	(Millions of US dollars)
	30 June	31 March
	2010	2010

Assets
Current assets:
Cash and cash equivalents	$43.1	$19.2
Restricted cash and cash equivalents	64.3	0.6
Restricted cash and cash equivalents — Asbestos	43.8	44.5
Restricted short-term investments — Asbestos	4.7	13.3
Accounts and other receivables, net of allow ance for doubtful accounts of $2.6 million and $2.3 million as of 30 June 2010 and 31 March 2010, respectively	119.1	155.0
Inventories	154.9	149.1
Prepaid expenses and other current assets	24.8	25.6
Insurance receivable — Asbestos	13.4	16.7
Workers’ compensation — Asbestos	0.1	0.1
Deferred income taxes	21.8	24.0
Deferred income taxes — Asbestos	12.5	16.4

Total current assets	502.5	464.5
Restricted cash and cash equivalents	4.7	4.7
Property, plant and equipment, net	703.1	710.6
Insurance receivable — Asbestos	162.9	185.1
Workers’ compensation — Asbestos	91.9	98.8
Deferred income taxes	3.5	3.2
Deferred income taxes — Asbestos	389.3	420.0
Deposit with Australian Taxation Office	234.2	247.2
Other assets	39.9	44.7

Total assets	$2,132.0	$2,178.8

Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payable and accrued liabilities	$92.9	$100.9
Current portion of long-term debt	45.0	95.0
Accrued payroll and employee benefits	27.1	42.1
Accrued product warranties	7.0	6.7
Income taxes payable	0.5	34.9
Asbestos liability	99.3	106.7
Workers’ compensation — Asbestos	0.1	0.1
Other liabilities	22.6	27.7

Total current liabilities	294.5	414.1
Long-term debt	170.0	59.0
Deferred income taxes	115.9	113.5
Accrued product warranties	18.3	18.2
Asbestos liability	1,389.6	1,512.5
Workers’ compensation — Asbestos	91.9	98.8
Other liabilities	78.5	80.6

Total liabilities	2,158.7	2,296.7

Commitments and contingencies (Note 9)
Shareholders’ deficit:
Common stock, Euro 0.59 par value, 2.0 billion shares authorised; 435,438,790 shares issued at 30 June 2010 and 434,524,879 shares issued at 31 March 2010	221.1	221.1
Additional paid-in capital	41.4	39.5
Accumulated deficit	(332.8)	(437.7)
Accumulated other comprehensive income	43.6	59.2

Total shareholders’ deficit	(26.7)	(117.9)

Total liabilities and shareholders’ deficit	$2,132.0	$2,178.8

The accompanying notes are an integral part of these condensed consolidated financial statements

James Hardie Industries SE and Subsidiaries
Consolidated Statements of Operations
(Unaudited)

	Three Months
	Ended 30 June
(Millions of US dollars, except per share data)	2010	2009

Net sales	$318.4	$284.5
Cost of goods sold	(201.6)	(174.1)

Gross profit	116.8	110.4

Selling, general and administrative expenses	(45.9)	(41.4)
Research and development expenses	(7.0)	(6.3)
Asbestos adjustments	63.1	(119.8)

Operating income (loss)	127.0	(57.1)
Interest expense	(1.8)	(1.5)
Interest income	0.7	0.8
Other (expense) income	(4.4)	4.8

Income (loss) before income taxes	121.5	(53.0)

Income tax expense	(16.6)	(24.9)

Net income (loss)	$104.9	$(77.9)

Net income (loss) per share — basic	$0.24	$(0.18)

Net income (loss) per share — diluted	$0.24	$(0.18)

Weighted average common shares outstanding (Millions):
Basic	434.7	432.3
Diluted	438.6	432.3
The accompanying notes are an integral part of these condensed consolidated financial statements

James Hardie Industries SE and Subsidiaries
Consolidated Statements of Cash Flows
(Unaudited)

	Three Months
	Ended 30 June
(Millions of US dollars)	2010	2009

Cash Flows From Operating Activities
Net income (loss)	$104.9	$(77.9)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortisation	15.4	15.0
Deferred income taxes	4.9	23.9
Stock-based compensation	1.8	2.0
Asbestos adjustments	(63.1)	119.8
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	(66.1)	17.2
Restricted short-term investments	9.1	—
Accounts and other receivable	32.2	(25.2)
Inventories	(8.0)	(10.9)
Prepaid expenses and other assets	5.4	(0.1)
Insurance receivable — Asbestos	11.9	3.9
Accounts payable and accrued liabilities	(36.7)	6.3
Asbestos liability	(18.5)	(21.4)
Deposit with Australian Taxation Office	(2.3)	(2.3)
Other accrued liabilities	(15.9)	32.1

Net cash (used in) provided by operating activities	$(25.0)	$82.4

Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(13.5)	$(9.7)
Proceeds from sale of property, plant and equipment	0.2	—

Net cash used in investing activities	$(13.3)	$(9.7)

Cash Flows From Financing Activities
Repayments of short-term borrowings	—	(43.3)
Proceeds from long-term borrowings	376.0	15.0
Repayments of long-term borrowings	(315.0)	(24.7)
Proceeds from issuance of shares	0.1	—

Net cash provided by (used in) financing activities	$61.1	$(53.0)

Effects of exchange rate changes on cash	$1.1	$(19.4)

Net increase in cash and cash equivalents	23.9	0.3
Cash and cash equivalents at beginning of period	19.2	42.4

Cash and cash equivalents at end of period	$43.1	$42.7

Components of Cash and Cash Equivalents
Cash at bank and on hand	$25.1	$13.7
Short-term deposits	18.0	29.0

Cash and cash equivalents at end of period	$43.1	$42.7

The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries SE and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Deficit
(Unaudited)

				Accumulated
		Additional		Other
	Common	Paid-in	Accumulated	Comprehensive
(Millions of US dollars)	Stock	Capital	Deficit	(Loss) Income	Total
Balances as of 31 March 2010	$221.1	$39.5	$(437.7)	$59.2	$(117.9)

Comprehensive income:
Net income	—	—	104.9	—	104.9
Unrealised gain on investments	—	—	—	1.1	1.1
Foreign currency translation loss	—	—	—	(16.7)	(16.7)

Other comprehensive loss	—	—	—	(15.6)	(15.6)

Total comprehensive income					89.3
Stock-based compensation	—	1.8	—	—	1.8
Equity awards exercised/released	—	0.1	—	—	0.1

Balances as of 30 June 2010	$221.1	$41.4	$(332.8)	$43.6	$(26.7)

The accompanying notes are an integral part of these condensed consolidated financial statements

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)
1. Background and Basis of Presentation
Nature of Operations The Company manufactures and sells fibre cement building products for interior and exterior building construction applications primarily in the United States, Australia, New Zealand, the Philippines and Europe.
Background
On 21 August 2009, JHI NV shareholders approved a plan to transform the Company into a Societas Europaea (“SE”) and, subsequently, change its domicile from The Netherlands to Ireland. On 19 February 2010, the Company was transformed from a Dutch “NV” company to a Dutch “SE” Company, and on 17 June 2010, the Company moved its corporate domicile from The Netherlands to Ireland. The Company became an Irish tax resident on 29 June 2010 and operates under the name of James Hardie Industries Societas Europaea (“JHI SE”).
Basis of Presentation
The consolidated financial statements represent the financial position, results of operations and cash flows of JHI SE and its wholly-owned subsidiaries and special purpose entity, collectively referred to as either the “Company” or “James Hardie” and “JHI SE”, together with its subsidiaries as of the time relevant to the applicable reference, the “James Hardie Group,” unless the context indicates otherwise. These interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto, included in the Company’s Annual Report on Form 20-F for the fiscal year ended 31 March 2010, filed with the United States Securities and Exchange Commission on 30 June 2010.
The condensed consolidated financial statements included herein are unaudited; however, they contain all adjustments (all of which are normal and recurring) which, in the opinion of the Company’s management, are necessary to state fairly the consolidated financial position of the Company at 30 June 2010, and the consolidated results of operations for the three months ended 30 June 2010 and 2009 and consolidated cash flows for the three months ended 30 June 2010 and 2009. The results of operations for the three months ended 30 June 2010 are not necessarily indicative of the results to be expected for the full year. The balance sheet at 31 March 2010 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States of America (“US GAAP”) for complete financial statements in this interim financial report.
2. Summary of Significant Accounting Policies
Reclassifications
Certain prior year balances have been reclassified to conform to the current year presentation. The reclassifications do not impact shareholders’ deficit.
Accounting Principles
The consolidated financial statements are prepared in accordance with US GAAP. The US dollar is used as the reporting currency. All subsidiaries and qualifying special purpose entities are consolidated and all significant intercompany transactions and balances are eliminated.
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)
statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
Foreign Currency Translation
All assets and liabilities are translated into US dollars at current exchange rates while revenues and expenses are translated at average exchange rates in effect for the period. The effects of foreign currency translation adjustments are included directly in other comprehensive income in shareholders’ equity. Gains and losses arising from foreign currency transactions are recognised in income currently.
Restricted Cash and Cash Equivalents
Restricted cash and cash equivalents relate to amounts subject to letters of credit with insurance companies and cash set aside for the Company’s contribution to the AICF in accordance with the Amended FFA, which restrict the cash from use for general corporate purposes.
Revenue Recognition
The Company recognises revenue when the risks and obligations of ownership have been transferred to the customer, which generally occurs at the time of delivery to the customer. The Company records estimated reductions in sales for customer rebates and discounts including volume, promotional, cash and other discounts. Rebates and discounts are recorded based on management’s best estimate when products are sold. The estimates are based on historical experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.
Depreciation and Amortisation
The Company records depreciation and amortisation under both cost of goods sold and selling, general and administrative expenses, depending on the asset’s business use. All depreciation and amortisation related to plant building, machinery and equipment is recorded in cost of goods sold.
Advertising
The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was US$3.2 million and US$1.8 million during the three months ended 30 June 2010 and 2009, respectively.
Earnings Per Share
The Company discloses basic and diluted earnings per share (“EPS”). Basic EPS is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the Treasury Method that would have been outstanding if the dilutive potential common shares, such as options, had been issued.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)
Accordingly, basic and dilutive common shares outstanding used in determining net income (loss) per share are as follows:

	Three Months
	Ended 30 June
(Millions of shares)	2010	2009

Basic common shares outstanding	434.7	432.3
Dilutive effect of stock awards	3.9	—
Diluted common shares outstanding	438.6	432.3

(US dollars)	2010	2009

Net income (loss) per share — basic	$0.24	$(0.18)
Net income (loss) per share — diluted	$0.24	$(0.18)
Potential common shares of 8.1 million and 17.5 million for the three months ended 30 June 2010 and 2009, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.
Unless they are anti-dilutive, restricted stock units (“RSUs”) which vest solely based on continued employment are considered to be outstanding as of their issuance date for purposes of computing diluted EPS and are included in the calculation of diluted EPS using the Treasury Method. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.
RSUs which vest based on performance or market conditions are considered contingent shares. At each reporting date prior to the end of the contingency period, the Company determines the number of contingently issuable shares to include in the diluted EPS, as the number of shares that would be issuable under the terms of the RSU arrangement, if the end of the reporting period were the end of the contingency period. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.
Asbestos
At 31 March 2006, the Company recorded an asbestos provision based on the estimated economic impact of the Original Final Funding Agreement (“Original FFA”) entered into on 1 December 2005. The amount of the net asbestos provision of US$715.6 million was based on the terms of the Original FFA, which included an actuarial estimate prepared by KPMG Actuaries as of 31 March 2006 of the projected future cash outflows, undiscounted and uninflated, and the anticipated tax deduction arising from Australian legislation which came into force on 6 April 2006. The amount represented the net economic impact that the Company was prepared to assume as a result of its voluntary funding of the asbestos liability which was under negotiation with various parties.
In February 2007, the shareholders approved the Amended Final Funding Agreement (“Amended FFA”) entered into on 21 November 2006 to provide long-term funding to the Asbestos Injuries Compensation Fund (“AICF”), a special purpose fund that provides compensation for Australian-related personal injuries for which certain former subsidiary companies of James Hardie in Australia (being Amaca Pty Ltd (“Amaca”), Amaba Pty Ltd (“Amaba”) and ABN 60 Pty Limited (“ABN 60”) (collectively, the “Former James Hardie Companies”)) are found liable.
Amaca and Amaba separated from the James Hardie Group in February 2001. ABN 60 separated from the James Hardie Group in March 2003. Upon shareholder approval of the Amended FFA in

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)
February 2007, shares in the Former James Hardie Companies were transferred to the AICF. The AICF manages Australian asbestos-related personal injury claims made against the Former James Hardie Companies and makes compensation payments in respect of those proven claims.
AICF
In February 2007, the shareholders approved a proposal pursuant to which the Company provides long-term funding to the AICF. The Company owns 100% of James Hardie 117 Pty Ltd (the “Performing Subsidiary”) that funds the AICF subject to the provisions of the Amended FFA. The Company appoints three of the AICF directors and the NSW Government appoints two of the AICF directors.
Under the terms of the Amended FFA, the Performing Subsidiary has an obligation to make payments to the AICF on an annual basis, depending on the Company’s net operating cash flow. The amounts of these annual payments are dependent on several factors, including the Company’s free cash flow (as defined in the Amended FFA), actuarial estimations, actual claims paid, operating expenses of the AICF and the annual cash flow cap. JHI SE guarantees the Performing Subsidiary’s obligation. As a result, the Company considers it to be the primary beneficiary of the AICF.
The Company’s interest in the AICF is considered variable because the potential impact on the Company will vary based upon the annual actuarial assessments obtained by the AICF with respect to asbestos-related personal injury claims against the Former James Hardie Companies.
Although the Company has no legal ownership in the AICF, the Company consolidates the AICF due to its pecuniary and contractual interests in the AICF as a result of the funding arrangements outlined in the Amended FFA. The Company’s consolidation of the AICF resulted in a separate recognition of the asbestos liability and certain other items including the related Australian income tax benefit. Among other items, the Company recorded a deferred tax asset for the anticipated tax benefit related to asbestos liabilities and a corresponding increase in the asbestos liability. As stated in “Deferred Income Taxes” below, the Performing Subsidiary is able to claim a tax deduction for contributions to the asbestos fund. For the year ended 31 March 2007, the Company classified the expense related to the increase of the asbestos liability as asbestos adjustments and the Company classified the benefit related to the recording of the related deferred tax asset as an income tax benefit (expense) on its consolidated statements of operations.
For the three months ended 30 June 2010, the Company did not provide financial or other support to the AICF that it was not previously contractually required to provide. Future funding for the AICF continues to be linked under the terms of the Amended FFA to the Company’s long-term financial success, specifically the Company’s ability to generate net operating cash flow.
The AICF has operating costs that are claims related and non-claims related. Claims related costs incurred by the AICF are treated as reductions to the accrued asbestos liability balances previously reflected in the consolidated balance sheets. Non-claims related operating costs incurred by the AICF are expensed as incurred in the line item Selling, general and administrative expenses in the consolidated statements of operations. The AICF earns interest on its cash and cash equivalents and on its short-term investments; these amounts are included in the line item Interest income in the consolidated statements of operations.
See Asbestos-Related Assets and Liabilities below and Note 7 — Asbestos for further details on the related assets and liabilities recorded in the Company’s consolidated balance sheet under the terms of the Amended FFA.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)
Asbestos-Related Assets and Liabilities
The Company has recorded on its consolidated balance sheets certain assets and liabilities under the terms of the Amended FFA. These items are Australian dollar-denominated and are subject to translation into US dollars at each reporting date. These assets and liabilities are referred to by the Company as Asbestos-Related Assets and Liabilities and include:
Asbestos Liability
The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows prepared by KPMG Actuaries. Based on their assumptions, they arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the basis for recording the asbestos liability in the Company’s financial statements, which under US GAAP, it considers the best estimate. The asbestos liability includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows are not fixed or readily determinable.
Adjustments in the asbestos liability due to changes in the actuarial estimate of projected future cash flows and changes in the estimate of future operating costs of the AICF are reflected in the consolidated statements of operations during the period in which they occur. Claims paid by the AICF and claims-handling costs incurred by the AICF are treated as reductions in the accrued balances previously reflected in the consolidated balance sheets.
Insurance Receivable
There are various insurance policies and insurance companies with exposure to the asbestos claims. The insurance receivable determined by KPMG Actuaries reflects the recoveries expected from all such policies based on the expected pattern of claims against such policies less an allowance for credit risk based on credit agency ratings. The insurance receivable generally includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows are not fixed or readily determinable. The Company only records insurance receivables that it deems to be probable.
Included in insurance receivable is US$8.9 million recorded on a discounted basis because the timing of the recoveries has been agreed with the insurer.
Adjustments in insurance receivable due to changes in the actuarial estimate, or changes in the Company’s assessment of recoverability are reflected in the consolidated statements of operations during the period in which they occur. Insurance recoveries are treated as a reduction in the insurance receivable balance.
Workers’ Compensation
Workers’ compensation claims are claims made by former employees of the Former James Hardie Companies. Such past, current and future reported claims were insured with various insurance companies and the various Australian State-based workers’ compensation schemes (collectively “workers’ compensation schemes or policies”). An estimate of the liability related to workers’ compensation claims is prepared by KPMG Actuaries as part of the annual actuarial assessment. This estimate contains two components, amounts that will be met by a workers’ compensation scheme or policy, and amounts that will be met by the Former James Hardie Companies.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)
The portion of the estimate that is expected to be met by the Former James Hardie Companies is included as part of the Asbestos Liability. Adjustments to this estimate are reflected in the consolidated statements of operations during the period in which they occur.
The portion of the estimate that is expected to be met by the workers’ compensation schemes or policies of the Former James Hardie Companies is recorded by the Company as a workers’ compensation liability. Since these amounts are expected to be paid by the workers’ compensation schemes or policies, the Company records an equivalent workers’ compensation receivable.
Adjustments to the workers’ compensation liability result in an equal adjustment in the workers’ compensation receivable recorded by the Company and have no effect on the consolidated statements of operations.
Asbestos-Related Research and Education Contributions
The Company agreed to fund asbestos-related research and education initiatives for a period of 10 years, beginning in fiscal year 2007. The liabilities related to these agreements are included in “Other Liabilities” on the consolidated balance sheets.
Restricted Cash and Cash Equivalents
Cash and cash equivalents of the AICF are reflected as restricted assets, as the use of these assets is restricted to the settlement of asbestos claims and payment of the operating costs of the AICF. The Company classifies these amounts as a current asset on the face of the consolidated balance sheet since they are highly liquid.
Restricted Short-Term Investments
Short-term investments consist of highly liquid investments held in the custody of major financial institutions. All short-term investments are classified as available for sale and are recorded at market value using the specific identification method. Unrealised gains and losses on the market value of these investments are included as a separate component of accumulated other comprehensive income. Realised gains and losses on short-term investments are recognised in Other Income on the consolidated statement of operations.
AICF — Other Assets and Liabilities
Other assets and liabilities of the AICF, including fixed assets, trade receivables and payables are included on the consolidated balance sheets under the appropriate captions and their use is restricted to the operations of the AICF.
Deferred Income Taxes
The Performing Subsidiary is able to claim a tax deduction for its contributions to the AICF over a five-year period from the date of contribution. Consequently, a deferred tax asset has been recognised equivalent to the anticipated tax benefit over the life of the Amended FFA. The current portion of the deferred tax asset represents Australian tax benefits that will be available to the Company during the subsequent twelve months.
Adjustments are made to the deferred income tax asset as adjustments to the asbestos-related assets and liabilities are recorded.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)
Foreign Currency Translation
The asbestos-related assets and liabilities are denominated in Australian dollars and thus the reported values of these asbestos-related assets and liabilities in the Company’s consolidated balance sheets in US dollars are subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet date. The effect of foreign exchange rate movements between these currencies is included in Asbestos Adjustments in the consolidated statements of operations.
Recent Accounting Pronouncements
In June 2009, the Financial Accounting Standards Board (“FASB”) issued an amendment to the accounting and disclosure requirements for the consolidation of variable interest entities (“VIEs”). This accounting guidance eliminates the exemption for qualifying special purpose entities and establishes a new approach for determining the primary beneficiary of a VIE based on whether the entity (a) has the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and (b) has the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. The guidance requires an ongoing reconsideration of the primary beneficiary, and amends the events that trigger a reassessment of whether an entity is a VIE. Enhanced disclosures are also required to provide information about an enterprise’s involvement in a VIE. The guidance was effective for the first annual reporting period beginning after 15 November 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The adoption of this guidance did not have a material impact on the Company’s financial position, results of operations or cash flows.
In January 2010, the FASB issued ASU No. 2010-06, which requires new fair value disclosures pertaining to significant transfers in and out of Level 1 and Level 2 fair value measurements and the reasons for the transfers and activity. For Level 3 fair value measurements, purchases, sales, issuances and settlements must be reported on a gross basis. Further, additional disclosures are required by class of assets or liabilities, as well as inputs used to measure fair value and valuation techniques. ASU No. 2010-06 is effective for interim and annual reporting periods beginning after 15 December 2009, except for the disclosures about purchases, sales, issuances and settlements on a gross basis, which is effective for fiscal years beginning after 15 December 2010. The adoption of the effective portions of this ASU did not result in a material impact to the Company’s consolidated financial position, results of operations or cash flows. The Company does not anticipate that the adoption of the remaining portions of this ASU will result in a material impact to its consolidated financial position, results of operations or cash flows.
In April 2010, the FASB issued ASU No. 2010-13, which provides additional guidance concerning the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. This update clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments included in this update do not expand the recurring disclosure requirements already in effect. The amendments in this update are effective for fiscal years and interim periods beginning on or after 15 December 2010. The Company does not anticipate that the adoption of this ASU will result in a material impact to its consolidated financial position, results of operations or cash flows.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)
3. Restricted Cash
Included in restricted cash and cash equivalents is US$63.7 million set aside for the Company’s expected contribution to the AICF in accordance with the Amended FFA and US$5.3 million related to an insurance policy at 30 June 2010.
Included in restricted cash and cash equivalents is US$5.3 million related to an insurance policy at 31 March 2010.
4. Inventories
Inventories consist of the following components:

	30 June	31 March
(Millions of US dollars)	2010	2010

Finished goods	$103.6	$99.8
Work-in-process	4.1	4.8
Raw materials and supplies	54.3	52.0
Provision for obsolete finished goods and raw materials	(7.1)	(7.5)

Total inventories	$154.9	$149.1

5. Property, Plant and Equipment
Property, plant and equipment consist of the following components:

			Machinery
			and	Construction
(Millions of US dollars)	Land	Buildings	Equipment	In Progress[1]	Total

Balance at 31 March 2010:
Cost	$18.1	$215.9	$939.6	$47.7	$1,221.3
Accumulated depreciation	—	(71.1)	(439.6)	—	(510.7)

Net book value	18.1	144.8	500.0	47.7	710.6

Changes in net book value:
Capital expenditures	—	0.8	23.4	(10.7)	13.5
Retirements and sales	—	—	(0.2)	—	(0.2)
Depreciation	—	(2.4)	(13.0)	—	(15.4)
Foreign currency translation adjustments	—	—	(5.4)	—	(5.4)

Total changes	—	(1.6)	4.8	(10.7)	(7.5)

Balance at 30 June 2010:
Cost	18.1	216.7	957.4	37.0	1,229.2
Accumulated depreciation	—	(73.5)	(452.6)	—	(526.1)

Net book value	$18.1	$143.2	$504.8	$37.0	$703.1

1      Construction in progress consists of plant expansions and upgrades.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)
6. Short and Long-Term Debt
At 30 June 2010, the Company’s credit facilities consisted of:

	Effective	Total	Principal
Description	Interest Rate	Facility	Drawn

(US$ millions)

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2011	1.37%	$45.0	$45.0

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2012	3.23%	130.0	80.0

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	1.21%	90.0	90.0

Total		$265.0	$215.0

The weighted average interest rate on the Company’s total debt was 2.00% and 0.92% at 30 June 2010 and 31 March 2010, respectively, and the weighted average term of all debt facilities is 2.2 years at 30 June 2010.
For all facilities, the interest rate is calculated two business days prior to the commencement of each draw-down period based on the US$ London Interbank Offered Rate (“LIBOR”) plus the margins of individual lenders and is payable at the end of each draw-down period. At 30 June 2010, there was US$215.0 million drawn under the combined facilities and US$50.0 million was unutilised and available.
On 16 June 2010, US$161.7 million of the Company’s term facilities matured, which included US$95.0 million of term facilities that were outstanding at 31 March 2010. The Company did not refinance these facilities; accordingly, amounts outstanding under these facilities were repaid by using longer-term facilities.
At 30 June 2010, the Company was in compliance with all restrictive debt covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the Company (i) is required to maintain certain ratios of indebtedness to equity which do not exceed certain maximums, excluding assets, liabilities and other balance sheet items of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, (ii) must maintain a minimum level of net worth, excluding assets, liabilities and other balance sheet items of the AICF; for these purposes “net worth” means the sum of the par value (or value stated in the books of the James Hardie Group) of the capital stock (but excluding treasury stock and capital stock subscribed or unissued) of the James Hardie Group, the paid in capital and retained earnings of the James Hardie Group and the aggregate amount of provisions made by the James Hardie Group for asbestos related liabilities, in each case, as such amounts would be shown in the consolidated balance sheet of the James Hardie Group if Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited were not accounted for as subsidiaries of the Company, (iii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, and (iv) must ensure that no more than 35% of Free Cash Flow (as defined in the Amended FFA) in any given Financial Year is contributed to the AICF on the payment

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)
dates under the Amended FFA in the next following Financial Year. The limit does not apply to payments of interest to the AICF. Such limits are consistent with the contractual liabilities of the Performing Subsidiary and the Company under the Amended FFA.
7. Asbestos
To provide long-term funding to the AICF, the Amended FFA was approved by shareholders in February 2007. The accounting policies utilised by the Company to account for the Amended FFA are described in Note 2, Summary of Significant Accounting Policies.
Asbestos Adjustments
The asbestos adjustments included in the consolidated statements of operations are comprised of favourable foreign currency movements of US$63.1 million and unfavourable foreign currency movements of US$119.8 million for the three months ended 30 June 2010 and 2009, respectively.
Asbestos-Related Assets and Liabilities
Under the terms of the Amended FFA, the Company has included on its consolidated balance sheets certain asbestos-related assets and liabilities. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is referred to by the Company as the “Net Amended FFA Liability”.

	30 June	31 March
(Millions of US dollars)	2010	2010

Asbestos liability — current	$(99.3)	$(106.7)
Asbestos liability — non-current	(1,389.6)	(1,512.5)

Asbestos liability — Total	(1,488.9)	(1,619.2)

Insurance receivable — current	13.4	16.7
Insurance receivable — non-current	162.9	185.1

Insurance receivable — Total	176.3	201.8

Workers’ compensation asset — current	0.1	0.1
Workers’ compensation asset — non-current	91.9	98.8
Workers’ compensation liability — current	(0.1)	(0.1)
Workers’ compensation liability — non-current	(91.9)	(98.8)

Workers’ compensation — Total	—	—

Deferred income taxes — current	12.5	16.4
Deferred income taxes — non-current	389.3	420.0

Deferred income taxes — Total	401.8	436.4

Income tax payable	15.3	16.5
Other net liabilities	(1.3)	(1.7)

Net Amended FFA liability	(896.8)	(966.2)

Restricted cash and cash equivalents and restricted short-term investment assets of the AICF	48.5	57.8

Unfunded Net Amended FFA liability	$(848.3)	$(908.4)

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)
At 30 June 2010, the Company set aside US$63.7 million as restricted cash for its expected contribution to the AICF in accordance with the terms of the Amended FFA. The full amount of US$63.7 million was contributed to the AICF on 1 July 2010.
Asbestos Liability
The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuaries. The asbestos liability also includes an allowance for the future claims-handling costs of the AICF. The Company receives an updated actuarial estimate as of 31 March each year. The last actuarial assessment was performed as of 31 March 2010.
The changes in the asbestos liability for the three months ended 30 June 2010 are detailed in the table below:

	A$	A$ to US $	US$
(Millions of US dollars)	Millions	rate	Millions

Asbestos liability — 31 March 2010	A$(1,768.0)	1.0919	$(1,619.2)

Asbestos claims paid[1]	20.2	1.1314	17.9
AICF claims-handling costs incurred[1]	0.7	1.1314	0.6
Gain on foreign currency exchange			111.8

Asbestos liability — 30 June 2010	A$(1,747.1)	1.1734	$(1,488.9)

Insurance Receivable — Asbestos
The changes in the insurance receivable for the three months ended 30 June 2010 are detailed in the table below:

	A$	A$ to US $	US$
(Millions of US dollars)	Millions	rate	Millions

Insurance receivable — 31 March 2010	A $220.3	1.0919	$201.8

Insurance recoveries[1]	(13.4)	1.1314	(11.9)
Loss on foreign currency exchange			(13.6)

Insurance receivable — 30 June 2010	A $206.9	1.1734	$176.3

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)
Deferred Income Taxes — Asbestos
The changes in the deferred income taxes — asbestos for the three months ended 30 June 2010 are detailed in the table below:

	A$	A$ to US $	US$
(Millions of US dollars)	Millions	rate	Millions

Deferred tax assets — 31 March 2010	A $476.5	1.0919	$436.4

Amounts offset against income tax payable[1]	(4.5)	1.1314	(4.0)
AICF earnings [1]	(0.5)	1.1314	(0.4)
Loss on foreign currency exchange			(30.2)

Deferred tax assets — 30 June 2010	A $471.5	1.1734	$401.8

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.
Income Taxes Payable
A portion of the deferred income tax asset is applied against the Company’s income tax payable. At 30 June 2010 and 31 March 2010, this amount was US$4.0 million and US$15.3 million, respectively. During the three months ended 30 June 2010, there was a US$1.2 million favourable effect of foreign currency exchange.
Other Net Liabilities
Other net liabilities include a provision for asbestos-related education and medical research contributions of US$2.4 million and US$2.6 million at 30 June 2010 and 31 March 2010, respectively. Also included in other net liabilities are the other assets and liabilities of the AICF including trade receivables, prepayments, fixed assets, trade payables and accruals.
These other assets and liabilities of the AICF were a net asset of US$1.1 million and US$0.9 million at 30 June 2010 and 31 March 2010, respectively. During the three months ended 30 June 2010, there was a US$0.1 million unfavourable effect of foreign currency exchange on the other net liabilities.
Restricted Cash and Short-term Investments of the AICF
Cash and cash equivalents and short-term investments of the AICF are reflected as restricted assets as these assets are restricted for use in the settlement of asbestos claims and payment of the operating costs of the AICF.
At 30 June 2010, the Company revalued the AICF’s short-term investments available-for-sale resulting in a positive mark-to-market fair value adjustment of US$1.1 million (A$1.3 million). This appreciation in the value of the investments was recorded as an unrealised gain in Other Comprehensive Income.
The changes in the restricted cash and short-term investments of the AICF for the three months ended 30 June 2010 are detailed in the table below:

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)

	A$	A$ to US $	US$
(Millions of US dollars)	Millions	rate	Millions

Restricted cash and cash equivalents and restricted short-term investments — 31 March 2010	A $63.1	1.0919	$57.8

Asbestos claims paid[1]	(20.2)	1.1314	(17.9)
AICF operating costs paid — claims-handling[1]	(0.7)	1.1314	(0.6)
AICF operating costs paid — non claims-handling[1]	(0.5)	1.1314	(0.4)
Insurance recoveries[1]	13.5	1.1314	11.9
Interest and investment income[1]	0.7	1.1314	0.6
Unrealised gain on investments[1]	1.3	1.1314	1.1
Other[1]	(0.3)	1.1314	(0.3)
Loss on foreign currency exchange			(3.7)

Restricted cash and cash equivalents and restricted short-term investments — 30 June 2010	A $56.9	1.1734	$48.5

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.
Claims Data
The AICF provides compensation payments for Australian asbestos-related personal injury claims against the Former James Hardie Companies. The claims data in this section are only reflective of these Australian asbestos-related personal injury claims against the Former James Hardie Companies.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)
The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	Three Months
	Ended		For the Years Ended 31 March
	30 June 2010		2010		2009		2008		2007

Number of open claims at beginning of period		529		534		523		490		564
Number of new claims		135		535		607		552		463
Number of closed claims		100		540		596		519		537
Number of open claims at end of period		564		529		534		523		490
Average settlement amount per settled claim	A$	189,553	A$	190,627	A$	190,638	A$	147,349	A$	166,164
Average settlement amount per case closed	A$	155,433	A$	171,917	A$	168,248	A$	126,340	A$	128,723

Average settlement amount per settled claim	US$	167,538	US$	162,250	US$	151,300	US$	128,096	US$	127,163
Average settlement amount per case closed	US$	137,381	US$	146,325	US$	133,530	US$	109,832	US$	98,510
Under the terms of the Amended FFA, the Company has obtained rights of access to actuarial information produced for the AICF by the actuary appointed by the AICF (the “Approved Actuary”). The Company’s future disclosures with respect to claims statistics are subject to it obtaining such information from the Approved Actuary. The Company has had no general right (and has not obtained any right under the Amended FFA) to audit or otherwise require independent verification of such information or the methodologies to be adopted by the Approved Actuary. As such, the Company will need to rely on the accuracy and completeness of the information and analysis of the Approved Actuary when making future disclosures with respect to claims statistics.
8. Fair Value Measurements
Assets and liabilities of the Company that are carried at fair value are classified in one of the following three categories:

Level 1	Quoted market prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date;

Level 2	Observable market-based inputs or unobservable inputs that are corroborated by market data for the asset or liability at the measurement date;

Level 3	Unobservable inputs that are not corroborated by market data used when there is minimal market activity for the asset or liability at the measurement date.
Fair value measurements of assets and liabilities are assigned a level within the fair value hierarchy based on the lowest level of any input that is significant to the fair value measurement in its entirety.
The Company’s financial instruments consist primarily of cash and cash equivalents, restricted cash and cash equivalents, restricted short-term investments, trade receivables, trade payables, debt and interest rate swaps.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)
Cash and cash equivalents, Restricted cash and cash equivalents, Trade receivables and Trade payables – These items are recorded in the financial statements at historical cost. The historical cost basis for these amounts is estimated to approximate their respective fair values due to the short maturity of these instruments.
Restricted short-term investments – Restricted short-term investments are recorded in the financial statements at fair value. The fair value of restricted short-term investments is based on quoted market prices. Changes in fair value are recorded as other comprehensive income and included as a component in shareholders’ deficit. Restricted short-term investments are held and managed by the AICF and are reported at their fair value. The Company recorded an unrealised gain on these restricted short-term investments of US$1.1 million for the three months ended 30 June 2010. This unrealised gain is included as a separate component of accumulated other comprehensive income.
Debt – Debt is generally recorded in the financial statements at historical cost. The carrying value of debt provided under the Company’s credit facilities approximates fair value since the interest rates charged under these credit facilities are tied directly to market rates and fluctuate as market rates change.
Interest Rate Swaps – Interest rate swaps are recorded in the financial statements at fair value. Changes in fair value are recorded in the statement of operations in Other Income. At 30 June 2010, the Company had interest rate swap contracts with a total notional principal of US$200.0 million. For all of these interest rate swap contracts, the Company has agreed to pay fixed interest rates while receiving a floating interest rate. The purpose of holding these interest rate swap contracts is to protect against upward movements in US$ LIBOR and the associated interest the Company pays on its external credit facilities.
The fair value of interest rate swap contracts is calculated based on the fixed rate, notional principal, settlement date and present value of the future cash inflows and outflows based on the terms of the agreement and the future floating interest rates as determined by a future interest rate yield curve. The model used to value the interest rate swap contracts is based upon well recognised financial principles, and interest rate yield curves can be validated through readily observable data by external sources. Although readily observable data is used in the valuations, different valuation methodologies could have an effect on the estimated fair value. Accordingly, the interest rate swap contracts are categorised as Level 2.
At 30 June 2010 the weighted average fixed interest rate of these contracts is 2.40% and the weighted average remaining life is 3.3 years. These contracts have a fair value of US$6.8 million, which is included in Accounts Payable. For the three months ended 30 June 2010, The Company included in Other Income an unrealised loss on interest rate swaps of US$4.4 million. Included in Interest Expense is a realised loss on settlements of interest rate swap contracts of US$0.4 million for the three months ended 30 June 2010.
The following table sets forth by level within the fair value hierarchy, the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis at 30 June 2010 according to the valuation techniques the Company used to determine their fair values.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)

		Fair Value Measurements
	Fair Value at	Using Inputs Considered as
(Millions of US dollars)	30 June 2010	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$43.1	$43.1	$—	$—
Restricted cash and cash equivalents	112.8	112.8	—	—
Restricted short-term investments	4.7	4.7	—	—

Total Assets	$160.6	$160.6	$—	$—

Liabilities
Interest rate swap contracts	6.8	—	6.8	—

Total Liabilities	$6.8	$—	$6.8	$—

9. Commitment and Contingencies
The Company is involved from time to time in various legal proceedings and administrative actions incidental or related to the normal conduct of its business. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, except as it relates to asbestos, the Australian Securities and Investments Commission (“ASIC”) proceedings and income taxes as described in these financial statements, individually or in the aggregate, have a material adverse effect on its consolidated financial position, results of operations or cash flows.
ASIC Proceedings
In February 2007, ASIC commenced civil proceedings in the Supreme Court of New South Wales (the “Court”) against the Company, ABN 60 and ten then-present or former officers and directors of the James Hardie Group. While the subject matter of the allegations varied between individual defendants, the allegations against the Company were confined to alleged contraventions of provisions of the Australian Corporations Act/Law relating to continuous disclosure, a director’s duty of care and diligence, and engaging in misleading or deceptive conduct in respect of a security.
The Company defended each of the allegations made by ASIC and the orders sought against it in the proceedings, as did the other former directors and officers of the Company.
The proceedings commenced on 29 September 2008 before his Honour Justice Gzell. On 23 April 2009, Justice Gzell issued judgment against the Company and the ten former officers and directors of the Company. All defendants other than two lodged appeals against Justice Gzell’s judgments, and ASIC responded by lodging cross appeals against the appellants. The appeals lodged by the former directors and officers were heard in April 2010 and the appeal lodged by the Company was heard in May 2010. A final judgment has not been rendered.
Depending upon the outcome of the appeals and cross-appeals, further or different findings may be made as to the liability of each defendant-appellant, any banning orders, fines payable, and as to the costs of the appeal and the first instance proceedings that the Company may become liable for either in respect of its own appeal or the appeals of other defendants-appellants under indemnities. As with the first instance proceedings, the Company has agreed to pay a portion of the costs of bringing and defending appeals, with the remaining costs being met by third parties. The Company notes that other

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)
recoveries may be available, including as a result of successful appeals or repayments by former directors and officers in accordance with the terms of their indemnities.
It is the Company’s policy to expense legal costs as incurred. Losses and expenses arising from the ASIC proceedings could have a material adverse effect on the Company’s financial position, liquidity, results of operations and cash flows.
As a result of the above uncertainties, it is not presently possible for the Company to estimate the amount or range of amounts, including costs that it might become liable to pay as a consequence of the appeal proceedings. Accordingly, as of 30 June 2010, the Company has not recorded any related loss reserves.
Environmental and Legal
The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known except as set forth above, the ultimate liability for such matters should not have a material adverse effect on either the Company’s consolidated financial position, results of operations or cash flows.
10. Income Taxes
Due to the size and nature of its business, the Company is subject to ongoing reviews by taxing jurisdictions on various tax matters. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognises a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records additional tax expense in the period in which it determines that the recorded tax liability is less than the ultimate assessment it expects.
The Company or its subsidiaries files income tax returns in various jurisdictions including the United States, The Netherlands, Australia, Ireland, New Zealand and the Philippines. The Company is no longer subject to US federal examinations by US Internal Revenue Service (“IRS”) for tax years prior to tax year 2007. The Company is no longer subject to examinations by The Netherlands tax authority, for tax years prior to tax year 2005. The Company is no longer subject to examinations by the Australian Taxation Office (“ATO”) for tax years prior to tax year 2007.
ATO — 1999 Disputed Amended Assessment
In March 2006, RCI Pty Ltd (“RCI”), a wholly-owned subsidiary of the Company, received an amended assessment from the ATO with respect to RCI’s income tax return for the year ended 31 March 1999. The amended assessment related to the amount of net capital gains arising as a result of an internal corporate restructure carried out in 1998 and was issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Income Tax Assessment Act 1936. The amended assessment issued to RCI was for a total of A$412.0 million. However, after subsequent remissions of general interest charges (“GIC”) by the ATO the total was changed to A$368.0 million, comprising primary tax after allowable credits, penalties, and GIC.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)
During fiscal year 2007, RCI agreed with the ATO that in accordance with the ATO Receivable Policy, RCI would pay 50% of the total amended assessment being A$184.0 million (US$152.5 million), and provide a guarantee from James Hardie Industries SE (formerly James Hardie Industries N.V.) in favour of the ATO for the remaining unpaid 50% of the amended assessment, pending outcome of the appeal of the amended assessment. RCI also agreed to pay GIC accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis.
On 30 May 2007, the ATO issued a Notice of Decision disallowing RCI’s objection to the amended assessment (“Objection Decision”). On 11 July 2007, RCI filed an application appealing the Objection Decision and the matter was heard before the Federal Court of Australia in September 2009. Judgment was reserved and a decision is awaited.
The Company believes that it is more-likely-than-not that the tax position reported in RCI’s tax return for the 1999 fiscal year will be upheld on appeal. Therefore, the Company has not recorded any liability at 30 June 2010 for the amended assessment.
The Company expects that amounts paid in respect of the amended assessment will be recovered by RCI (with interest) at the time RCI is successful in its appeal against the amended assessment. As a result, the Company has treated all payments in respect of the amended assessment that have been made through 30 June 2010 and related accrued interest receivable as a deposit, and it is the Company’s intention to treat any payments to be made at a later date as a deposit. At 30 June 2010 and 31 March 2010, this deposit totaled US$234.2 million (A$274.8 million) and US$247.2 million (A$269.9 million), respectively.
Included in other non-current liabilities are taxes payable on accrued interest of US$43.4 million and US$43.0 million at 30 June 2010 and 31 March 2010, respectively.
Unrecognised Tax Benefits
A reconciliation of the beginning and ending amount of unrecognised tax benefits and interest and penalties are as follows:

	Unrecognised	Interest and
(US$ millions)	tax benefits	Penalties
Balance at 31 March 2010	$7.7	$(26.9)
Additions (deletions) for tax positions of prior year	—	(1.5)
Other reductions for the tax positions of prior periods	(1.3)	(0.4)
Foreign currency translation adjustment	—	2.0

Balance at 30 June 2010	$6.4	$(26.8)

As of 30 June 2010, the total amount of unrecognised tax benefits and the total amount of interest and penalties accrued related to unrecognised tax benefits that, if recognised, would affect the effective tax rate is US$6.4 million and an expense of US$26.8 million, respectively.
The Company recognises penalties and interest accrued related to unrecognised tax benefits in income tax expense. During the three months ended 30 June 2010, the total amount of interest and penalties recognised in tax expense as a benefit was US$1.9 million.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)
The liabilities associated with uncertain tax benefits are included in other non-current liabilities on the Company’s consolidated balance sheet.
A number of years may lapse before an uncertain tax position is audited and ultimately settled. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the amount of unrecognised tax benefits could significantly increase or decrease within the next twelve months. These changes could result from the settlement of ongoing litigation, the completion of ongoing examinations, the expiration of the statute of limitations, or other circumstances. At this time, an estimate of the range of the reasonably possible change cannot be made.
11. Stock-Based Compensation
At 30 June 2010, the Company had the following equity award plans: the Executive Share Purchase Plan; the JHI SE 2001 Equity Incentive Plan (“EIP”); the 2005 Managing Board Transition Stock Option Plan; the Long-Term Incentive Plan 2006 (“LTIP”) as amended in 2009 and the Supervisory Board Share Plan 2006.
Compensation expense arising from equity-based award grants as estimated using pricing models was US$1.8 million and US$2.0 million for the three months ended 30 June 2010 and 2009, respectively. As of 30 June 2010, the unrecorded deferred stock-based compensation balance related to equity awards was US$11.1 million after estimated forfeitures and will be recognised over an estimated weighted average amortisation period of 1.6 years.
Stock Options
The following table summarises all of the Company’s stock options available for grant and the movement in all of the Company’s outstanding options during the noted period:

		Outstanding Options
			Weighted
	Shares		Average
	Available for		Exercise
	Grant	Number	Price (A$)
Balance at 31 March 2010	25,288,048	14,444,438	7.44

Exercised		(12,489)	6.38
Forfeited		(181,675)	7.08
Forfeitures available for re-grant	181,675

Balance at 30 June 2010	25,469,723	14,250,274	7.45

The Company’s stock based-compensation expense is the estimated fair value of options granted over the periods in which the stock options vest.
The Company estimates the fair value of each option grant on the date of grant using either the Black-Scholes option-pricing model or a binomial lattice model that incorporates a Monte Carlo Simulation (the “Monte Carlo method”).

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)
There were no stock options granted during the three months ended 30 June 2010 and 2009.
Restricted Stock
The Company estimates the value of restricted stock issued and recognises this estimated value as compensation expense over the periods in which the restricted stock vests.
The following table summarises all of the Company’s restricted stock activity during the noted period:

		Weighted
		Average Fair
		Value at Grant
	Shares	Date (A$)
Non-vested at 31 March 2010	4,736,721	4.57

Granted	807,457	7.35
Vested	(541,491)	4.92
Forfeited	(239,292)	5.23

Non-vested at 30 June 2010	4,763,395	4.96

Restricted Stock – performance vesting
The Company granted 807,457 restricted stock units with a performance vesting condition under the LTIP to senior executives of the Company for the three months ended 30 June 2010. The vesting of the restricted stock units is deferred for two years and the amount of restricted stock units that will vest at that time is dependent on the scorecard rating of the award recipient. The scorecard reflects a number of key qualitative and quantitative performance objectives and the outcomes the Board expects to see achieved at the end of the vesting period.
When the scorecard is applied at the conclusion of fiscal year 2012, the award recipients may receive all, some, or none of their awards. The scorecard can only be applied by the Board to exercise discretion at the percentage of restricted stock units that will vest. The scorecard may not be applied to enhance the maximum award that was originally granted to the award recipient.
The fair value of each restricted stock unit (performance vesting) is equal to the market value of the Company’s common stock on the date of grant, adjusted for the fair value of dividends as the restricted stock holder is not entitled to dividends over the vesting period.
The following table includes the assumptions used for restricted stock grants (performance vesting) valued during the three months ended 30 June 2010:

Date of grant	7 June 2010
Dividend yield (per annum)	$0.00
Risk free interest rate[1]	n/a
Expected life in years	2.0
JHX stock price at grant date (A$)	7.23
Number of restricted stock units	807,457

1      The risk free rate is not applicable as the assumed dividend yield is nil.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)
Scorecard LTI – Cash Settled Units
Under the terms of the LTIP, the Company granted awards equivalent to 808,819 and 1,083,081 Scorecard LTI units during the three months ended 30 June 2010 and 2009, respectively, that provide recipients a cash incentive based on JHI SE’s common stock price on the vesting date. The vesting of awards is measured on individual performance conditions based on certain performance measures. Compensation expense recognised for awards are based on the fair market value of JHI SE’s common stock on the date of grant and recorded as a liability. The liability is adjusted for subsequent changes in JHI SE’s common stock price at each balance sheet date.
12. Operating Segment Information
The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the senior management. USA and Europe Fibre Cement manufactures fibre cement interior linings, exterior siding and related accessories products in the United States; these products are sold in the United States, Canada and Europe. Asia Pacific Fibre Cement includes all fibre cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand, Asia, the Middle East, and various Pacific Islands. Research and Development represents the cost incurred by the research and development centres.
Operating Segments
The following are the Company’s operating segments and geographical information:

	Net Sales to Customers[1]
	Three Months Ended 30 June
(Millions of US dollars)	2010	2009

USA & Europe Fibre Cement	$233.0	$223.2
Asia Pacific Fibre Cement	85.4	61.3

Worldwide total	$318.4	$284.5

	Income (Loss) Before Income Taxes
	Three Months Ended 30 June
(Millions of US dollars)	2010	2009

USA & Europe Fibre Cement[2]	$56.1	$68.8
Asia Pacific Fibre Cement[2]	22.1	10.9
Research and Development[2]	(5.0)	(4.0)

Segments total	73.2	75.7
General Corporate[3]	53.8	(132.8)

Total operating income (loss)	127.0	(57.1)
Net interest expense[4]	(1.1)	(0.7)
Other (expense) income	(4.4)	4.8

Worldwide total	$121.5	$(53.0)

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)

	Total Identifiable Assets
	30 June	31 March
(Millions of US dollars)	2010	2010

USA & Europe Fibre Cement	$776.9	$780.8
Asia Pacific Fibre Cement	207.4	216.9
Research and Development	13.6	14.2

Segments total	997.9	1,011.9
General Corporate[5,6]	1,134.1	1,166.9

Worldwide total	$2,132.0	$2,178.8

	Net Sales to Customers[1]
Geographic Areas	Three Months Ended 30 June
(Millions of US dollars)	2010	2009

USA	$226.5	$219.1
Australia	63.3	43.2
New Zealand	13.2	10.6
Other Countries	15.4	11.6

Worldwide total	$318.4	$284.5

	Total Identifiable Assets
	30 June	31 March
(Millions of US dollars)	2010	2010

USA	$776.7	$783.6
Australia	128.7	131.6
New Zealand	44.6	49.8
Other Countries	47.9	46.9

Segments total	997.9	1,011.9
General Corporate[5,6]	1,134.1	1,166.9

Worldwide total	$2,132.0	$2,178.8

[1]	Export sales and inter-segmental sales are not significant.
[2]	Research and development costs of US$2.6 million and US$2.7 million for the three months ended 30 June 2010 and 2009, respectively, were expensed in the USA and Europe Fibre Cement segment. Research and development costs of US$0.3 million for the three months ended 30 June 2010 and 2009 were expensed in the Asia Pacific Fibre Cement segment. Research and development costs of US$4.1 million and US$3.3 million for the three months ended 30 June 2010 and 2009, respectively, were expensed in the Research and Development segment. The Research and Development

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)

segment also included selling, general and administrative expenses of US$0.9 million and US$0.7 million for the three months ended 30 June 2010 and 2009, respectively.

[3]	The principal components of General Corporate are officer and employee compensation and related benefits, professional and legal fees, administrative costs, and rental expense net of rental income on the Company’s corporate offices. Included in General Corporate for the three months ended 30 June 2010 are favourable asbestos adjustments of US$63.1 million, AICF SG&A expenses of US$0.4 million and ASIC expenses of US$0.6 million. Included in General Corporate for the year ended 30 June 2009 are unfavourable asbestos adjustments of US$119.8 million, AICF SG&A expenses of US$0.5 million and ASIC expenses of US$0.6 million.

[4]	The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense. Included in net interest (expense) income is AICF interest income of US$0.6 million and US$0.7 million for the three months ended 30 June 2010 and 2009, respectively.

[5]	The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in General Corporate.

[6]	Asbestos-related assets at 30 June 2010 and 31 March 2010 are US$721.1 million and US$797.7 million, respectively, and are included in the General Corporate segment.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)
13. Accumulated Other Comprehensive Income
Accumulated other comprehensive income consists of the following components:

	30 June	31 March
(Millions of US dollars)	2010	2010

Pension and post-retirement benefit adjustments	$(1.6)	$(1.6)
Unrealised gain on restricted short-term investments	2.3	1.2
Foreign currency translation adjustments	42.9	59.6

Total accumulated other comprehensive income	$43.6	$59.2

James Hardie Industries SE and Subsidiaries
This Financial Report forms part of a package of information about the Company’s results. It should be read in conjunction with the other parts of this package, including the Media Release, Management Presentation and Management’s Analysis of Results.
Disclaimer
This Financial Report contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
•	statements about the Company’s future performance;

•	projections of the Company’s results of operations or financial condition;

•	statements regarding the Company’s plans, objectives or goals, including those relating to its strategies, initiatives, competition, acquisitions, dispositions and/or its products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;

•	expectations that the Company’s credit facilities will be extended or renewed;

•	expectations concerning dividend payments;

•	statements concerning the Company’s corporate and tax domiciles and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the Company and certain of its former directors and officers by the ASIC;

•	expectations about the timing and amount of contributions to the AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•	statements about product or environmental liabilities; and

•	statements about economic conditions, such as the levels of new home construction, unemployment levels, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates and consumer confidence.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause the Company’s actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these

James Hardie Industries SE and Subsidiaries
forward-looking statements. These factors, some of which are discussed under “Key Information - Risk Factors” beginning on page 6 of the Form 20-F filed with the US Securities and Exchange Commission on 30 June 2010, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; proposed governmental loan facility to the AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; seasonal fluctuations in the demand for our products; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; the potential that competitors could copy our products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the Company’s transfer of its corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance, potential tax benefits and the effect of any negative publicity; currency exchange risks; the concentration of the Company’s customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The Company cautions that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions.